[redacted]

11016185

SE[...] [...]MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 2 2011
WASH, DC
200

SEC FILE NUMBER
8- 52440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prospero Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Marshall Street, Suite 300

(No. and Street)

Norwalk	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Donovan (203) 450-9644

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Co. CPAs

(Name – *if individual, state last, first, middle name*)

116 Sherman Street	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prospero Capital, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

JOHN M. ROLLERI
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prospero Capital, LLC
Table of Contents

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street. P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT AUDITOR

To the Member of
Prospero Capital, LLC

We have audited the accompanying statements of financial condition of Prospero Capital, LLC (a single member LLC) as of December 31, 2010 and 2009, and the related statements of income and changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes examining, on a test basis. evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Prospero Capital, LLC as of December 31, 2010 and 2009, and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and. in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co. CPAs

Michael J. Knight & Co. CPAs
Fairfield, Connecticut
February 10, 2011

Prospero Capital, LLC
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and equivalents	$ 10,862	$ 11,255
Accounts receivable	39,427	114,295
Other current assets	6,363	5,462
Total assets	$ 56,652	$ 131,012
Liabilities and Member's Equity		
Liabilities		
Accrued liabilities	$ 4,500	$ 4,800
Member's Equity		
Member's equity	52,152	126,212
Total liabilities and member's equity	$ 56,652	$ 131,012

See report of independent auditor and notes to financial statements.

Prospero Capital, LLC
Statements of Income (Loss) and Changes in Member's Equity
For the Years Ended December 31, 2010 and 2009

	2010	2009
Fee revenue and reimbursed expenses	$ 67,937	$ 20,832
Operating expenses		
Commissions and fees paid	137,952	298,800
Dues and fees paid	3,667	1,056
Insurance	364	364
Meals and entertainment	2,026	-
Professional fees	5,860	5,300
Telephone and supplies	723	-
Travel	12,540	-
Total operating expenses	163,132	305,520
Loss from operations	(95,195)	(284,688)
Other income		
Interest income	16,049	17,427
Net loss	(79,146)	(267,261)
Beginning member's equity	126,212	387,415
Member contributions	5,086	6,058
Ending member's equity	$ 52,152	$ 126,212

See report of independent auditor and notes to financial statements.

Prospero Capital, LLC
Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

		2010		2009
Cash flows used for operating activities:				
Net loss	$	(79,146)	$	(267,261)
Adjustments to reconcile change in net loss to cash provided from operating activities:				
(Increase) decrease in accounts receivable		74,868		266,196
(Increase) decrease in other current assets		(901)		(5,050)
Increase (decrease) in accrued liabilities		(300)		300
Total adjustments		73,667		261,446
Net cash used by operating activities		(5,479)		(5,815)
Cash flows from financing activities:				
Member contributions		5,086		6,058
Net cash provided by financing activities		5,086		6,058
Net increase (decrease) in cash and cash equivalents		(393)		243
Beginning cash and cash equivalents		11,255		11,012
Ending cash and cash equivalents	$	10,862	$	11,255

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Prospero Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was organized in the State of Connecticut on January 11, 2000.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2010 as the Company believes all are fully collectible.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. Management does not believe it maintains any uncertain tax positions as described under FASB Accounting Standard Codification 740.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company paid fees of $137,952 and $298,800 for the years ended December 31, 2010 and 2009, respectively, to an entity controlled by the Company's member. The fees are recognized when paid as there is no contractual obligation to the Company related to these fees.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital. Aggregate indebtedness is not to exceed 15 times its adjusted net capital. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $6,362, which was $1,362 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 71%.

NOTE 5 – CONCENTRATIONS

The Company's revenue in 2010 was comprised of a single contract and accounts receivable is from one client contract.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2010 through February 12, 2011, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Prospero Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2010
Schedule I

Net Capital		
Total member's equity	$	52,152
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		52,152
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		52,152
Deductions/other charges:		
Accounts receivable		39,427
Other current assets		6,363
Total deductions/other charges		45,790
Net capital	$	6,362
Aggregate indebtedness		
Accounts payable and accrued expenses	$	4,500
Total aggregate indebtedness	$	4,500
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	1,362
Ratio: Aggregate indebtedness to net capital		71%

See report of independent auditor.

Prospero Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended December 31, 2010
Schedule II

Net Capital as reported on 4th Quarter Focus	$ 6,914
Adjustments from 4th Quarter Focus to Annual Audit	
Audit adjustment to cash	(552)
Total adjustments	(552)
Revised Net Capital as reported in the Annual Audit	$ 6,362

See report of indepenent auditor.

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street. P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Member of
Prospero Capital, LLC

In planning and performing our audit of the financial statements of Prospero Capital, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
February 10, 2011

Prospero Capital, LLC
Report Pursuant to Rule 17A-5 of
The Securities and Exchange Commission
December 31, 2010